Pursuant to a Board approved vote on February 26, 2007, Fidelity Rutland Square Trust II commenced a new series of shares, Fidelity Strategic Advisers Mid Cap Value Portfolio, and new classes of shares, Initial Class and Investor Class, on April 26, 2007.

Pursuant to a Board approved vote on February 26, 2007, Fidelity Rutland Square Trust II commenced a new series of shares, Fidelity Strategic Advisers Small Cap Portfolio, and new classes of shares, Initial Class and Investor Class, on April 27, 2007.